Exhibit 99.l

PRESS RELEASE

Acasti Pharma Inc. reports positive impacts cardiometabolic associated disorders

Laval, Québec, CANADA – September 2, 2010 – This release replaces and supersedes the press release sent earlier today. Acasti Pharma Inc., a subsidiary of Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) reports significant results on the effects of its anti-dyslipidemic investigational drug candidate CaPre™ on C-reactive protein (CRP) levels, a biomarker of CardioVascular Disease risk (CVD) and associated with diabetes and obesity.

Severe dyslipidemic animals were treated once-daily with either 0.5g or 2.5g CaPre™ human equivalent dosing per day for 28 days. After dosing, circulating plasma concentrations of total CRP were measured using a commercially-available and validated immunoassay kit. The treated animals benefited from the treatment resulting in a reduction of CRP levels by 15% and 24%, respectively.

It is recognized by the American Heart Association that testing CRP levels in the blood may be an additional way to assess cardiovascular disease risk. In addition, the prevalence of high CRP levels is accentuated in overweight and obese individuals now affecting 60% of the population of 20 years and over according to the Centers for Disease Control and Prevention (Atlanta, USA).

“The present results clearly suggest a beneficial lowering effect of CaPre™ on CRP. This observation, combined with our previous findings that CaPre™ reduces triglycerides and LDL-cholesterol (bad cholesterol) and elevates HDL-cholesterol (good cholesterol), indicates that CaPre™ offers a more complete protection against severe dyslipidemia and associated systemic inflammatory conditions as cardiometabolic syndrome,” said Dr. Farhad Amiri, Associate-Director, Preclinical Studies, R&D.

“Accumulating evidence in the literature indicates that C-reactive protein, may be as important as LDL-cholesterol in assessing the development of atherosclerosis ("hardening of the arteries") and heart disease,” said Dr. Pierre Lemieux, Chief Operating Officer of Acasti. “Chronic inflammation is associated with the most prevalent health problems today such as obesity and diabetes. It is now recognized that significant reduction of CRP may constitute an additional tool in the systemic management of 800,000 myocardial infractions and 700,000 strokes that occur in the United States each year”, he added.

About Neptune

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

PRESS RELEASE

About NeuroBioPharm

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither NASDAQ nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Acasti Contact:

Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
Andre Godin, Vice President, Finance & Administration	Tina Sampalis, President
450-687-2262	450-686-4555 (ext : 403)
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

Howard Group Contact :

Grant Howard
grant@howardgroupinc.com
(888) 221-0915
www.howardgroupinc.com

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.